UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                            SEC FILE NUMBER
                                                                 0-16819
                                FORM 12b-25
                                                               CUSIP NUMBER
                                                                 635182 207
                        NOTIFICATION OF LATE FILING


(Check One): [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB
           [ ]Form N-SAR

     For Period Ended:   December 31, 1995

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

For                  the                 Transition                  Period
Ended:__________________________________________________________
___________________________________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________
___________________________________________________________________________

PART I - REGISTRANT INFORMATION

NATIONAL CAPITAL MANAGEMENT CORPORATION
Full Name of Registrant

___________________________________________________________________________
Former Name if Applicable

50 California Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94111
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)   The  reasons described in reasonable detail in Part III of  this
     form  could  not       be  eliminated without unreasonable  effort  or
     expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date;   and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The  Registrant  has  a  limited  number of  staff  involved  in  financial management and reporting. This, combined with the sale of Appletree Townhouses on April 1, 1996 and the discontinuance of two divisions during 1995, has resulted in a significant number of financial transactions and delay in preparing the Annual Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Herbert J. Jaffe                        (415)            989-2661
     (Name)                              (Area  Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]Yes  [ ]No

___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]Yes  [ ]No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
___________________________________________________________________________

                  NATIONAL CAPITAL MANAGEMENT CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 1996                         By:/s/ Herbert J. Jaffe
                                             Herbert J. Jaffe, President

                                                          Attachment IV (3)

The Registrant discontinued two divisions during 1995, the industrial products division and real estate division. The Registrant anticipates a increase in revenues from continuing operations for the twelve months ended December 31, 1995 from the year ended December 31, 1994 of approximately $6 million resulting from the expansion of the National Capital Benefits Corp. In addition, the Registrant anticipates that the loss from continuing operations will decrease from a loss of $2,538,000 for the year ended December 31, 1994 and a loss of approximately $1,828,000 for the year ended December 31, 1995, resulting from the expansion of National Capital Benefits Corp. and the reduction of corporate general and administrative expenses. The Registrant anticipates that the loss from discontinued operations for the industrial products division will increase from a loss of $291,000 for the year ended December 31, 1994 to a loss of approximately $1,018,000 for the year ended December 31, 1995 resulting from the sale of Jensen Corporation during November and recording a reserve of $1,000,000 on the notes receivable relating to the sale. The Registrant anticipates the gain from discontinued operations for the real estate division will decrease from a gain of $1,887,000 for the twelve months ending December 31, 1994 to a gain of approximately $710,000 for the year ended December 31, 1995 resulting from the sale of two real properties during 1994 and one real property during 1995. The Registrant anticipates the net loss will increase from $942,000 during the year ended December 31, 1994 to approximately $2,135,000 for the twelve months ended December 31, 1995.